Exhibit 99.1

GW Pharmaceuticals PLC Director/PDMR Shareholding

GW Pharmaceuticals PLC ("GW Pharmaceuticals" or the "Company")

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Porton Down, UK, 9 February 2015: GW Pharmaceuticals (AIM: GWP) hereby provides notification that the Company has today been notified that Mr Christopher Tovey, Chief Operating Officer of the Company, has today sold 10,000 0.1 pence Ordinary shares of GW Pharmaceuticals plc at an average price of 404.2 pence per share.

Following this notification Mr Tovey’s beneficial interest in GW Pharmaceuticals plc ordinary shares of 0.1 pence each is 2,500 shares, representing less than 0.1% of the Company's current issued share capital. Mr Tovey also continues to hold unvested share options over 516,575 0.1 pence Ordinary shares.

Enquiries:

GW Pharmaceuticals PLC Tel: +44 (0)1980 557 000

Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser) Tel: +44 (0)207 418 8900

James Steel/Clare Terlouw